June 2, 2008
John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, D.C. 20549-7010
Re:       Response to Comments Received from the Staff of the Commission with respect to
Form 10-K (“10-K”) for the fiscal year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008 (“10-Q”)
File No. 000-25370
Dear Mr. Cash:
     This letter sets forth the responses of Rent-A-Center, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 16, 2008 (the “Comment Letter”) with respect to the 10-K and 10-Q filings set forth above.
     For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.
Form 10-K for the year ended December 31, 2007
Management’s Discussion & Analysis, page 24
Liquidity and Capital Resources, page 35
1.	We note your discussion of “the reversal of accrued liabilities related to year end operating expenses of Rent-Way.” Please supplementally tell us and revise future filings to clarify the nature of this reversal and how you accounted for it.
     The word “reversal” was intended to mean “payment” of accrued liabilities related to year end operating expenses of Rent-Way which were recorded at the time of the acquisition in late 2006. Accordingly, no disclosure regarding the nature of the “reversal” or how it was accounted for will be necessary in future filings.

John Cash
June 2, 2008

2.	We note the increase in your bad debt expense and accounts written off. Please tell us and disclose in future filings, the reasons for the increase between periods, as well as your expectation of the trend in writing off receivables and the impact on your cash flows.
     The Company’s installment sale and loan volumes have increased. As a percentage of net receivables, the bad debt activity has remained consistent between periods and we do not believe the dollar increase alone represents a trend likely to have a material impact on our profitability or cash flows. If activity in our financial services business increases in the future, we will consider expanding or separating the disclosures related to bad debts for each of our revenue streams.
Financial Statements and Supplementary Data, page 43
Note C — Merchandise Inventory, page 57
3.	In your reconciliation of merchandise inventory, you show that other inventory deletions increased by approximately $55 million from 2006 to 2007. Of this change, please supplementally tell us how much of this loss relates to unrepairable and missing merchandise versus acquisition write-offs. Please address the reasons for these deletions. Additionally, in future filings, please discuss, in MD&A, any material changes in other inventory deletions.
     Of the $55 million increase in inventory deletions from 2006 to 2007, approximately $47.1 million related to losses attributable to unrepairable and missing merchandise which were expensed during 2007 and approximately $7.8 million related to acquisition adjustments. Inventory deletions of $47.1 million in 2007 were the result of management’s efforts to improve inventory quality and levels following the acquisition of Rent-Way in late 2006, as well as a period of slow customer demand experienced during the summer of 2007. The $7.8 million of acquisition adjustments are attributable to inventory that did not exist or was received by the Company but was not rentable or repairable at the time of acquisition. These inventory evaluations were made after further analysis during 2007 and it was determined these items should be post purchase adjustments. The Staff’s comment is noted, and future filings will more clearly discuss each material individual factor when multiple factors contribute to a material change from period to period.
Note E — Intangible Assets and Acquisitions, page 58
4.	In regard to your post purchase price allocation adjustments in 2007, please tell us how much of the $11.9 million was for the tax benefit and the inventory charge-offs, respectively. In addition, please supplementally tell us how this inventory charge-off relates to the $59.6 million in other inventory deletions mentioned in note C.

John Cash
June 2, 2008

     The post purchase price allocation adjustments in 2007 consisted of the following:

Deferred tax assets	$(28.5)
Inventory adjustments	7.8
Non-inventory related adjustments	8.8

Total	$(11.9)
     Following the completion of the Rent-Way acquisition, the Company determined during 2007 that it would be able to realize a tax benefit for items previously recorded as goodwill. In accordance with paragraph 30 of Statement of Financial Accounting Standards No. 109 and paragraph 40 of Statement of Financial Accounting Standards No. 141, this amount reduced goodwill.
     As discussed above in the response to Comment 3, $7.8 million of acquisition adjustments attributable to inventory were made following the completion of evaluations of inventory acquired as a result of acquisitions.
     The non-inventory related adjustments are attributable to various adjustments in the book values and fair values of assets acquired and liabilities assumed pursuant to acquisitions, none of which were individually significant.
Note F — Restructuring, page 61
5.	In future filings, please provide the disclosure requirements, as indicated in paragraph 20b of SFAS 146, for your 2007 store consolidation/restructuring plans.
     The Company did not include tabular disclosure of the accrual activity with respect to the 2007 store consolidation plan and other restructuring items in the 10-K because such activity was immaterial and was disclosed in the narrative. The Staff’s comment is noted, and future filings will include the following tabular disclosure as set forth in the 10-Q:
     The following table shows the changes in the accrual balance from March 31, 2008 to June 30, 2008, relating to our restructuring (in thousands):

Balance at March 31, 2008		$15,567
Adjustment to accrual		—
Cash activity(1)

Balance at June 30, 2008	$

(1)	Primarily related to lease terminations
*          *          *

John Cash
June 2, 2008

     Pursuant to the Staff’s specific request in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should any member of the Staff have any questions or additional comments regarding the Amendment or the responses to the Staff’s Comment Letter set forth above, please do not hesitate to call the undersigned at (972) 801-1204.

Sincerely,
/s/ Robert D. Davis
Robert D. Davis
Executive Vice President — Finance, Chief Financial Officer and Treasurer

cc:	Dale Welcome, Securities and Exchange Commission
Jeanne Baker, Securities and Exchange Commission